UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended June 30, 2008
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into
English)
Karnataka, India
(Jurisdiction of incorporation or
organization)
Doddakannelli
Sarjapur Road
Bangalore - 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
          If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
          Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or “the Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 42.93 per $1.00. No representation is made that the Indian rupees amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT AS WELL AS THE SECTIONS ENTITLED “RISK FACTORS” IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2008. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I — FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of June 30,					As of March 31,
	2007		2008		2008	2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 3)	Rs.	18,020	Rs.	18,348	$427	Rs.	39,270
Investments in liquid and short-term mutual funds (Note 6)		25,630		46,150	1,075		14,808
Accounts receivable, net of allowances (Note 4)		27,911		41,428	965		38,908
Unbilled revenue		6,090		11,648	271		8,305
Inventories (Note 5)		4,426		8,392	195		7,172
Deferred income taxes (Note 15)		428		1,102	26		790
Other current assets		11,991		19,999	466		19,092

Total current assets		94,496		147,067	3,426		128,345
Property, plant and equipment, net (Note 7)		28,083		42,743	996		39,822
Investments in affiliates (Note 11)		1,295		1,451	34		1,343
Investment securities		357		356	8		355
Deferred income taxes (Note 15)		63		336	8		—
Intangible assets, net (Note 8)		2,431		12,770	297		12,480
Goodwill (Note 8)		12,412		41,145	958		38,943
Other assets (Note 12)		3,050		3,624	84		3,214

Total assets	Rs.	142,187	Rs.	249,491	$5,812	Rs.	224,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 13)	Rs.	730	Rs.	34,474	$803	Rs.	28,804
Current portion of long-term debt (Note 13)		429		355	8		406
Current portion of obligations under capital leases		7		337	8		323
Accounts payable		9,363		15,184	354		13,082
Accrued expenses		4,735		9,952	232		8,110
Accrued employee costs		5,368		5,193	121		5,160
Advances from customers		1,431		2,514	59		2,136
Unearned revenue		1,209		4,626	108		4,162
Other current liabilities		7,438		24,290	566		12,519

Total current liabilities		30,710		96,925	2,258		74,702
Long-term debt, excluding current portion (Note 13)		258		14,743	343		14,522
Obligations under capital leases, excluding current portion		28		685	16		701
Deferred income taxes (Note 15)		593		1,749	41		2,098
Other liabilities (Note 9, 12)		1,991		3,579	83		3,011

Total liabilities		33,580		117,681	2,741		95,034

Minority interest		54		132	3		114

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320, 1,459,113,115 and 1,462,008,502 shares as of March 31, 2008, June 30, 2007 and 2008		2,918		2,924	68		2,923
Additional paid-in capital (Note 16)		24,860		26,904	627		26,441
Accumulated other comprehensive income/(loss)		(277)		(7,355)	(171)		(1,076)
Retained earnings		81,052		109,205	2,544		101,066
Equity shares held by a controlled Trust: 7,961,760 shares as of March 31, 2008, June 30, 2007 and 2008 (Note 16)		—		—	—		—

Total stockholders’ equity		108,553		131,678	3,067		129,354

Total liabilities and stockholders’ equity	Rs.	142,187	Rs.	249,491	$5,812	Rs.	224,502

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended June 30,
	2007		2008		2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Services	Rs.	32,027	Rs.	44,604	$1,039
Products		9,805		15,019	350

Total		41,832		59,623	1,389
Cost of revenues:
Services		21,200		29,395	685
Products		8,069		12,005	280

Total		29,269		41,400	965

Gross profit		12,563		18,223	424
Operating expenses:
Selling and marketing expenses		(2,761)		(4,433)	(103)
General and administrative expenses		(2,060)		(3,254)	(76)
Amortization of intangible assets (Note 8)		(105)		(227)	(5)
Foreign exchange gains/(losses), net		(852)		(689)	(16)
Others, net		80		132	3

Operating income		6,865		9,752	227
Other income, net (Note 14)		991		(272)	(6)
Equity in earnings/(losses) of affiliates (Note 11)		87		107	2

Income before income taxes and minority interest		7,943		9,587	223
Income taxes (Note 15)		(839)		(1,436)	(33)
Minority interest		—		(12)	—

Net income	Rs.	7,105	Rs.	8,139	$190

Earnings per equity share: (Note 17)
Basic		4.90		5.60	0.13
Diluted		4.87		5.59	0.13
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,449,892,856		1,452,636,163
Diluted		1,457,885,337		1,456,715,277
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

								Accumulated				Equity Shares held by a
	Equity Shares			Additional				Other				Controlled Trust			Total
				Paid in		Comprehensive		Comprehensive		Retained		No. of			Stockholders’
	No. of Shares	Amount		Capital		Income		Income/(loss)		Earnings		Shares	Amount		Equity
Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508			Rs.	94	Rs.	73,948	(7,961,760)	Rs.	(0)	Rs.	101,468

Issuance of equity shares on exercise of options (Note 16) (unaudited)	113,465		—		39				—		—	—		—		39
Compensation cost related to employee stock incentive plan (unaudited)	—		—		312				—		—	—		—		312
Comprehensive income / (loss)
Net income (unaudited)	—		—		—	Rs.	7,105		—		7,105	—		—		7,105
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—		(585)		—		—	—		—		—
Unrecognized actuarial gain/(loss), net [net of tax effect of Rs. (0.06)] (unaudited)	—		—		—		4		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs. 34) (Note 8) (unaudited)	—		—		—		(67)		—		—	—		—		—
Unrealized gain/(loss) on cash flow hedging derivatives, net (Note 12) (unaudited)	—		—		—		278		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—		(370)		(370)		—	—		—		(370)

Comprehensive income (unaudited)						Rs.	6,734

Balance as of June 30, 2007 (unaudited)	1,459,113,115	Rs.	2,918	Rs.	24,860			Rs.	(277)	Rs.	81,052	(7,961,760)	Rs.	(0)	Rs.	108,553

Balance as of March 31, 2008	1,461,453,320	Rs.	2,923	Rs.	26,441			Rs.	(1,076)	Rs.	101,066	(7,961,760)	Rs.	—	Rs.	129,354

Issuance of equity shares on exercise of options (Note 16) (unaudited)	555,182		1		127		—		—		—	—		—		128
Compensation cost related to employee stock incentive plan (unaudited)	—		—		336		—		—		—	—		—		336
Comprehensive income / (loss)
Net income (unaudited)	—		—		—		8,139		—		8,139	—		—		8,139
Other comprehensive income / (loss)
Translation adjustments (Note 12) (unaudited)	—		—		—		929		—		—	—		—		—
Unrealized gain / (loss) on investment securities, net (net of tax effect of Rs.(6) (Note 8) (unaudited)	—		—		—		12		—		—	—		—		—
Unrealized gain / (loss) on cash flow hedging derivatives, net (net of tax effect of Rs (1,027)) (Note 12) (unaudited)	—		—		—		(7,219)		—		—	—		—		—

Total other comprehensive income /(loss) (unaudited)							(6,279)		(6,279)		—	—		—		(6,279)

Comprehensive income (unaudited)							1,860

Balance as of June 30, 2008 (unaudited)	1,462,008,502		2,924		26,904				(7,355)		109,205	(7,961,760)		—		131,678

Balance as of June 30, 2008 ($) (Unaudited)			68		627				(171)		2,544			—		3,067
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Three Months ended June 30,
	2007		2008		2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	7,105	Rs.	8,139	$190
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(159)		(5)	—
Depreciation and amortization		1,290		1,811	42
Deferred tax expense/(benefit)		102		(10)	—
Unrealized exchange (gain)/loss		(380)		1,358	32
Gain on sale of liquid and short-term mutual funds		(351)		(142)	(3)
Amortization of stock compensation		312		336	8
Equity in earnings of affiliates		(87)		(107)	(2)
Minority interest		—		12	—
Changes in operating assets and liabilities:
Accounts receivable		230		(1,983)	(46)
Unbilled revenue		(993)		(3,343)	(78)
Inventories		(275)		(1,220)	(28)
Other assets		(1,346)		10	—
Accounts payable		(625)		1,738	40
Accrued expenses and employee costs		(223)		1,875	44
Advances from customers and unearned revenue		(493)		841	20
Other liabilities		(389)		625	15

Net cash provided by operating activities		3,718		9,937	231

Cash flows from investing activities:
Expenditure on property, plant and equipment		(2,979)		(4,241)	(99)
Proceeds from sale of property, plant and equipment		232		91	2
Purchase of investments		(32,373)		(131,096)	(3,054)
Proceeds from sale of investments		39,438		99,912	2,327
Investments in interest-bearing deposits		150		(250)	(6)
Payment for acquisitions, net of cash acquired		(65)		(81)	(2)

Net cash provided by/ (used in) investing activities		4,402		(35,666)	(831)

Cash flows from financing activities:
Proceeds from issuance of equity shares		49		128	3
Proceeds from issuance of equity shares by a subsidiary		54		—	—
Proceeds from / (repayment of) short-term borrowing, net		(1,756)		4,228	98

Repayment of long-term debt and obligation under capital leases		(574)		(123)	(3)

Proceeds from long-term debt		—		170	4
Payment of cash dividends		(271)		—	—

Net cash provided by/(used in) financing activities		(2,498)		4,403	103

Net increase / (decrease) in cash and cash equivalents during the period		5,623		(21,326)	(497)
Effect of exchange rate changes on cash		(15)		405	9
Cash and cash equivalents at the beginning of the period		12,412		39,270	915

Cash and cash equivalents at the end of the period	Rs.	18,020	Rs.	18,348	$427

Supplementary information:
Cash paid for interest	Rs.	131	Rs.	619	$14
Cash paid for taxes		1,264		(1,427)	(33)
Property, plant and equipment acquired under capital lease		14		42	1
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure Engineering. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Refer to the Company’s Annual Report on Form 20-F for the year ended March 31, 2008 as filed with Securities and Exchange Commission (SEC) on May 30, 2008 for a discussion of the Company’s critical accounting policies.
Interim results are not necessarily an indication of results for full year. Certain costs which are expensed for annual reporting purposes which clearly benefits two or more interim periods, are charged for an appropriate portion of annual cost by the use of accruals or deferrals at each interim period. The information included in this Form 6-K should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended March 31, 2008.
     Within the financial tables in this Form 6-K, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.
     Convenience translation: The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the quarter ended June 30, 2008, have been translated into US dollars at the noon buying rate in New York City on June 30, 2008, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 42.93. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Accounting Change: The Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements, for its financial assets and liabilities effective April 1, 2008. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company elected to defer the provisions of Statement No. 157 for its non-financial assets and liabilities. Such assets and liabilities, which include the Company’s non-current assets, long-term debt, minority interest and other long-term liabilities, will be subject to the provisions of Statement No. 157 effective April 1, 2009. Adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements.
     The Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159) effective April 1, 2008. Adoption of SFAS No. 159 did not have a material effect on our consolidated financial statements.
3. Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2008, June 30, 2007 and 2008 comprise of cash, cash on deposit with banks and highly liquid investments.
4. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Three months ended June 30,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	1,388	Rs.	1,096	Rs.	1,388
Additional provision during the period, net of collections		93		255		289
Bad debts charged to provision		(142)		(116)		(581)

Balance at the end of the period	Rs.	1,339	Rs.	1,235	Rs.	1,096

5. Inventories
     Inventories consist of the following:

	As of June 30,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	289	Rs.	461	Rs.	455
Raw materials and components		1,890		3,518		2,950
Work-in-process		638		664		1,078
Finished goods		1,609		3,749		2,689

	Rs.	4,426	Rs.	8,392	Rs.	7,172

6. Investment Securities
     Investment securities consist of the following:

	As of June 30, 2007						As of June 30, 2008
	(Unaudited)						(Unaudited)
			Gross						Gross
	Carrying		Unrealized				Carrying		Unrealized
	Value		Holding Gains		Fair Value		Value		Holding Gains		Fair Value

Available-for-sale
Investments in liquid and short-term mutual fund	Rs.	25,161	Rs.	469	Rs.	25,630	Rs.	45,641	Rs.	509	Rs.	46,150

	As of March 31, 2008
			Gross
	Carrying		Unrealized
	Value		Holding Gains		Fair Value

Available-for-sale
Investments in liquid and short-term mutual fund	Rs.	14,317	Rs.	491	Rs.	14,808

     Dividends from available-for-sale securities during the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008 were Rs. 1,428, Rs. 354 and Rs. 574 respectively and are included in other income.
7. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of June 30,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Land	Rs.	1,571	Rs.	2,139	Rs.	2,127
Buildings		6,274		10,195		9,679
Plant and machinery		7,160		14,497		13,327
Furniture, fixtures and equipment		4,117		7,429		6,853
Computer equipment		10,442		11,073		10,518
Vehicles		1,976		2,512		2,417
Computer software for internal use		2,940		3,055		2,916
Capital work-in-progress		11,156		15,520		13,544

		45,636		66,420		61,381
Accumulated depreciation and amortization		(17,553)		(23,677)		(21,559)

	Rs.	28,083	Rs.	42,743	Rs.	39,822

     Depreciation expense for the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008 were Rs. 5,343, Rs. 1,164 and Rs. 1,560 respectively. This includes Rs. 752, Rs. 179 and Rs. 219 as amortization of capitalized internal use software, for the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008, respectively.

8. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of June 30,
	2007						2008
	Gross		(Unaudited)				Gross		(Unaudited)
	carrying		Accumulated				carrying		Accumulated
	amount		Amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	82	Rs.	48	Rs.	130	Rs.	111	Rs.	19
Customer-related intangibles		2,097		1,034		1,063		4,585		1,743		2,842
Marketing-related intangibles*		1,481		97		1,384		9,172		208		8,964
Effect of translation adjustment		(74)		(10)		(64)		1,098		153		945

	Rs.	3,634	Rs.	1,203	Rs.	2,431	Rs.	14,985	Rs.	2,215	Rs.	12,770

	As of March 31, 2008
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	103	Rs.	27
Customer-related intangibles		4,585		1,518		3,067
Marketing-related intangibles		9,172		190		8,982
Effect of translation adjustment		464		60		404

	Rs.	14,351	Rs.	1,871	Rs.	12,480

*	Gross carrying amount for marketing-related intangibles include indefinite life intangible asset of Rs. 4,873, Rs Nil and Rs. 4,873 as of March 31, 2008, June 30, 2007 and 2008 respectively.
     The movement in goodwill balance is given below:

	Three months ended June 30,				Year ended March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	12,706	Rs.	38,943	Rs.	12,706
Goodwill relating to acquisitions		65		36		26,270
Adjustment relating to finalization of purchase price allocation		50		—		(215)
Tax benefit allocated to goodwill		—		—		(51)
Effect of translation adjustments		(409)		2,166		233

Balance at the end of the period	Rs.	12,412	Rs.	41,145	Rs.	38,943

     Goodwill as of March 31, 2008, June 30, 2007 and 2008 has been allocated to the following reportable segments:

	As of June 30,				As of March 31,
	2007		2008		2008
Segment	(Unaudited)		(Unaudited)
IT Services	Rs.	11,049	Rs.	34,540	Rs.	32,672
IT Products		237		278		278
Consumer Care and Lighting		—		4,856		4,641
Other	Rs.	1,126		1,471		1,352

Total	Rs.	12,412	Rs.	41,145	Rs.	38,943

9. Warranty Obligation
     The activity in warranty obligations is given below:

	Three months ended June 30,				Year ended March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	742	Rs.	924	Rs.	742
Additional provision during the period		187		163		1,016
Reduction due to payments		(206)		(155)		(834)

Balance at the end of the period	Rs.	723	Rs.	932	Rs.	924

10. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 1,880, Rs. 394 and Rs. 566 for the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008, respectively.
     Details of contractual payments under non-cancelable leases are given below:

	Amount
Period ending June 30,	(Unaudited)
2009	Rs.	786
2010		787
2011		720
2012		695
2013		640
Thereafter		3,261

Total	Rs.	6,889

     Prepaid rentals for leasehold land included under Other assets, represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.
11. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2008, June 30, 2007 and 2008 was Rs. 1,343, Rs. 1,183 and Rs. 1,451 respectively. The Company’s equity in the income of Wipro GE for three months ended June 30, 2007 and 2008 was Rs. 97 and Rs. 107 respectively.
     Wipro GE had received tax demands for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs 976, including interest. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits claimed by Wipro GE under the Indian Income Tax Act, 1961 (the Act). Wipro GE appealed against the said demands before the first appellate authority. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities have filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004, which are pending before the second appellate authority.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in favour of Wipro GE and will not have any material adverse effect on its financial position and results of operations. The range of loss due to this contingency is between zero and the amount to which the demand is raised.

12. Financial Instruments
     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s funds are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable as of March 31, 2008, June 30, 2007 and 2008 and revenues for the years ended March 31, 2008 and for the three months ended June 30, 2007 and 2008.
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material. A majority of the forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period. The balance portion of the forward foreign exchange / option contract mature between twelve to sixty months.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of June 30,		As of March 31,
	2007	2008	2008
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$441	$2,486	$2,775
	€18	€98	€105
	£80	£55	£61

Buy	$40	$606	$435
	¥—	¥15,296	¥7,580

Net purchased options (to sell)	$122	$724	$641
	€—	€18	€24
	¥—	¥7,294	¥7,682
	£—	£75	£84

Cross currency interest rate swap	¥—	¥35,016	¥—
     In connection with cash flow hedges, the Company has recorded Rs. (1,097), Rs. 350 and Rs. (9,343) of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2008, June 30, 2007 and 2008, respectively. The Company has also recognized a mark to market loss of Rs. 2,613 relating to changes in fair value of derivative financial instruments, designated as hedges of net investment in non-integral foreign operations in translation adjustments in other comprehensive income.
     The following table summarizes activity in the accumulated and other comprehensive income/(loss) within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008.

	As of June 30,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	72	Rs.	(1,097)	Rs.	72
Net gains reclassified into net income on occurrence of hedged transactions		(72)		221		(72)
Deferred cancellation losses relating to roll-over hedging				(452)
Changes in fair value of effective portion of outstanding derivatives		350		(8,015)		(1,097)

Unrealized gain/ (loss) on cash flow hedging derivatives, net		278		(8,246)		(1,169)

Balance as at the end of the period	Rs.	350	Rs.	(9,343)	Rs.	(1,097)

     As of June 30, 2007 and 2008 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposures that did not occur.
     Other assets include derivative assets amounting to Rs. 1,005, Rs. 798 and Rs. 1,730 as of March 31, 2008, June 30, 2007 and 2008 respectively and Other liabilities includes derivative liabilities amounting to Rs. 2,571, Rs. 76 and Rs. 13,243 as of March 31, 2008, June 30, 2007 and 2008 respectively.
13. Debt
     During the period ended June 30, 2008 the Company further utilized its limits pertaining to revolving credit facilities and floating rate foreign currency loans to raise additional short-term borrowings in various currencies equivalent to Rs. 4,228. These facilities are renewable quarterly and generally bear interest at LIBOR plus a margin of 30 to 80 basis points.
     For further information on short-term borrowings and debt obligations, see note 15 of the Company’s Annual Consolidated Financial Statements as of March 31, 2008.
     Interest expense was Rs. 53 and Rs. 631 for the period ended June 30, 2007 and 2008 respectively. Interest capitalized by the Company was Rs. Nil and Rs. 93 for the period ended June 30, 2007 and 2008 respectively.
14. Other income, Net
     Other Income consists of the following:

	Three months ended June 30,
	2007		2008
	(Unaudited)		(Unaudited)
Interest income	Rs.	180	Rs.	378
Interest expense		(53)		(572)
Dividend income		354		574
Gain on sale of liquid and short-term mutual funds		351		142
Foreign exchange gain/ (losses), net		—		(799)
Profit on sale of fixed assets		159		5

	Rs.	991	Rs.	(272)

     The Company purchased cross-currency swap (CCS) in conjunction with a Yen-denominated External Commercial Borrowing (ECB) to offset its U.S. Dollar denominated foreign currency exposure arising from its investment in Wipro Inc. (a subsidiary). While the CCS along with the Yen-denominated ECB, is an economic hedge of the net investment in the foreign operation, this combination does not qualify as a hedging instrument within SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related guidance. Accordingly, the foreign exchange exposure arising on such CCS along with exchange loss on Yen-denominated ECB amounting to Rs 727 has been accounted for in the income statement within Other income, net.
15. Income Taxes
     Income taxes have been allocated as follows:

	Three months ended June 30,
	2007		2008
	(Unaudited)		(Unaudited)
Continuing operations	Rs.	839	Rs.	1,436
Stockholders equity for:
Unrealized gains / (loss) on investment securities, net		(34)		6
Unrealized gains / (loss) on cash flow hedging derivatives		—		(1,027)

Total income taxes	Rs.	805	Rs.	415

     Income taxes relating to continuing operations consist of the following:

	Three months ended June 30,
	2007		2008
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	379	Rs.	809
Foreign		358		637

	Rs.	737	Rs.	1,446

Deferred taxes
Domestic	Rs.	19	Rs.	56
Foreign		83		(66)

		102		(10)

Total income tax expense	Rs.	839	Rs.	1,436

     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48).
     Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by Rs.133 during the next 12 months due to expiry of statute of limitation.
     A listing of open tax years is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2004-05 to 2007-08
United States — federal taxes	2004-05 to 2007-08
United States — state taxes	2002-03 to 2007-08
United Kingdom	2002-03 to 2007-08
Japan	2002-03 to 2007-08
Canada	2000-01 to 2007-08
There are no significant movements in the unrecognised tax benefit during the three months ended June 30, 2008.
16. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under the plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.
     The movement in the shares held by the WERT is given below:

			Year ended
	Three months ended June 30,		March 31,
	2007	2008	2008
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,961,760	7,961,760	7,961,760
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,961,760	7,961,760	7,961,760

     Wipro Employee Stock Option plan and Restricted Stock Unit Option Plan. A summary of the general terms of grants under stock option plans and restricted stock unit plans are as follows:

		Range of
		Exercise
Name of Plan	Authorized Shares	Prices

Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 – 489
Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 – 489
Stock Option Plan (2000 ADS Plan)	9,000,000		$3–7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs	2
Wipro ADS Restricted Stock Unit Option Plan (WARSUP 2004 plan)	12,000,000		$0.04
Wipro employee Restricted Stock Unit Option Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2
Wipro employee Restricted Stock Unit Option Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2
     Employees covered under the stock option plans and restricted stock unit option plans (collectively stock option plans) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for the aforementioned stock option plans is generally ten years.
     The following table summarizes stock option activity:

			Three months ended June 30,						Year ended March 31,
			2007			2008			2008
				Weighted			Weighted			Weighted
				Average			Average			Average
	Range of			Exercise			Exercise			Exercise
	Exercise Prices		Number	Price		Number	Price		Number	Price

Outstanding at the beginning of the year	Rs.	171 – 489	2,955,319	Rs.	333	1,219,926	Rs.	264	2,955,319	Rs.	333
		$3–7	556,089		$6	8,706		$5	556,089		$6
	Rs	2	10,946,864	Rs.	2	9,700,163	Rs.	2	10,946,864	Rs.	2
		$0.04	1,551,330		$0.04	1,885,236		$0.04	1,551,330		$0.04

Granted	Rs.	171 – 489	—		—	120,000	Rs.	489	—		—
		$3–7	—		—	—		$—	—		—
	Rs	2	—		—	6,882,415	Rs.	2	81,300	Rs.	2
		$0.04	—		—	1,429,219		$0.04	665,386		$0.04

Exercised	Rs.	171 – 489	(86,845)	Rs.	397	(247,350)	Rs.	263	(1,211,880)	Rs.	374
		$3–7	(18400)		$6	—		$—	(500,199)		$6
	Rs	2	(800)	Rs.	2	(277,632)	Rs.	2	(574,051)	Rs	2
		$0.04	(7,420)		$0.04	(30,200)		$0.04	(167,540)		$0.04

Forfeited and lapsed	Rs.	171 – 489	—	Rs.	—	—	Rs.	—	(523,513)	Rs.	400
		$3–7	—		$—	—		$—	(47,184)		$7
	Rs	2	(250,574)	Rs.	2	(320,375)	Rs.	2	(753,950)	Rs.	2
		$0.04	(76,560)		$0.04	(179,644)		$0.04	(163,940)		$0.04

Outstanding at the end of the year	Rs.	171 – 489	2,868,474	Rs.	331	1,092,576	Rs.	289	1,219,926	Rs.	264
		$3–7	537,689		$6	8,706		$5	8,706		$5
	Rs	2	10,695,390	Rs.	2	15,984,571	Rs.	2	9,700,163	Rs.	2
		$0.04	1,467,350		$0.04	3,104,611		$0.04	1,885,236		$0.04

     The following table summarizes information about stock options outstanding as of June 30, 2008

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average	Weighted
		Remaining	Average			Remaining	Average
Range of		Life	Exercise			Life	Exercise
Exercise Prices	Numbers	(Months)	Price		Numbers	(Months)	Price

Rs.171 – 489	1,092,576	15	Rs.	289	972,576	8	Rs.	289
$3 –7	8,706	16		$5	8,706	16		$5
Rs.2	1,5984,571	51	Rs.	2	924,875	26	Rs.	2
$0.04	3,104,611	48		$0.04	99,400	26		$0.04

     The weighted-average grant-date fair value of options granted during the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008 was Rs. 578, Rs. Nil and Rs. 319 for each option respectively.

     The total intrinsic value of stock options exercised during the years ended March 31, 2008 and the three months ended June 30, 2007 and 2008 was Rs. 713, Rs 26 and Rs.161 respectively. As of June 30, 2008 stock options that are outstanding and exercisable had an aggregate intrinsic value of Rs.7,045 and Rs. 554 respectively. As of June 30, 2008, the unamortized stock compensation expense under the stock option plans is Rs. 4,530 and the same is expected to be amortized over a weighted average period of approximately 3.5 years.
     The Company granted 8,431,634 stock options during the quarter ended June 30, 2008. A recent amendment to the Indian tax regulations levies a tax titled Fringe Benefit Tax (FBT) on all employee stock options, that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. The FBT liability is triggered only if the options are exercised. Consistent with the guidance in EITF Issue No. 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock Based Compensation, the Company records the FBT expense when the stock option is exercised since the FBT liability is triggered only subsequent to exercise. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employee. The Company has modified its employee stock option plans to recover the FBT from the employees. The recovery of FBT from the employees is directly linked to the exercise of the stock option and is recorded as an additional component of the exercise price of the options based on the guidance previously provided by Issue 15 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.
     The fair value of each option granted has been determined using the Binomial option pricing model. The model includes assumptions regarding dividend yields, expected volatility, expected terms, risk free interest rates and expected Fringe Benefit Tax recovery. These assumptions reflect management’s best estimates, but involve inherent market uncertainties based on market conditions generally outside of Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense may have been impacted. Further, if management uses different assumptions in future periods, stock based compensation expense may be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

Three months ended
June 30,
2008
(Unaudited)
Expected term	5 – 7 years
Risk free interest rates	7.36 – 7.42
Volatility	35.81 – 36.21
Dividend yield	—
     Total stock compensation cost recognized under the employee stock incentive plans is Rs. 1,076, Rs. 312 and Rs. 336 during the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Three months ended June 30,				Year ended March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Cost of revenues	Rs.	244	Rs.	264	Rs.	840
Selling and marketing expenses		39		42		137
General and administrative expenses		29		30		99

	Rs.	312	Rs.	336	Rs.	1,076

17. Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended June 30,
	2007		2008
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	7,105	Rs.	8,139

Equity shares
Weighted average number of equity shares outstanding		1,449,892,856		1,452,636,163
Effect of dilutive equivalent shares-stock options		7,992,481		4,079,114

Weighted average number of equity shares and equivalent shares outstanding		1,457,885,337		1,456,715,277

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share as per the treasury stock method in accordance with SFAS No. 128, Earnings per Share. Similarly, shares exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding.
18. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the nine months ended June 30, 2007 and 2008 included:

	Three months ended June 30,
	2007		2008
	(Unaudited)		(Unaudited)
Service cost	Rs.	54	Rs.	93
Interest cost		21		31
Expected return on assets		(13)		(20)

Net gratuity cost	Rs.	62	Rs.	104

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund.
     The Company contributed Rs. 2,383, Rs. 511 and Rs. 606 to various defined contribution and benefit plans during the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008.

19. Sale of accounts receivables/employee advances
     From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in sales-type finance receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded at the time of sale based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. During the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008, the Company transferred financial asset of Rs. 1,625, Rs. 309 and Rs. 631 respectively under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in losses of Rs. 41, Rs. 10 and Rs 11 for the year ended March 31, 2008 and the three months ended June 30, 2007 and 2008 respectively.
20. Commitments and Contingencies
     Capital commitments. As of March 31, 2008, June 30, 2007 and 2008, the Company had committed to spend approximately Rs. 7,266, Rs. 4,257 and Rs. 4,595 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware that were previously imported duty free. As of June 30, 2008, the Company has met all commitments required under the plan.
     As of March 31, 2008, June 30, 2007 and 2008, the Company had contractual obligations to spend approximately Rs. 3,256, Rs. 2,975 and Rs. 3,663 respectively; under purchase obligations which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2008, June 30, 2007 and 2008 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 4,392, Rs. 4,601 and Rs. 4,850 respectively, as part of the bank line of credit.
     Contingencies and lawsuits
     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, in June 2008 the second appellate authority upheld the claim of the Company for years ended March 31, 2001 and 2002. The income tax authorities have filed similar appeals for years ended March 31, 2003 and 2004 which are pending before the second appellate authority.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements. The range of loss due to this contingency is between zero and the amount to which the demand is raised.

21. Segment Information
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, except for short-term borrowings, long-term debt and obligations under capital leases.
     In April 2008, the Company re-organized its IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, the Company identified IT Services and IT Products as the new operating and reportable segments within its IT business. There is no change in the reportable segments for other businesses.
     IT Services segment provides IT and IT enabled services to our customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.
     IT products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks and is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian and Asian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items. Fringe benefit tax, which is an expenditure related tax, incurred by the Company is not allocated to individual segments and is reported as a reconciling item.
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Three months ended June 30, 2007 (Unaudited)
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Revenues	Rs.	32,027	Rs.	4,577	Rs.	36,604	Rs.	2,221	Rs.	3,007	Rs.	—	Rs.	41,832
Exchange rate fluctuations		(567)		(25)		(592)		—		8		584		—

Total revenues		31,460		4,552		36,012		2,221		3,015		584		41,832
Cost of revenues		(21,200)		(3,993)		(25,193)		(1,472)		(2,563)		(41)		(29,269)
Selling and marketing expenses		(1,922)		(261)		(2,183)		(393)		(164)		(21)		(2,761)
General and administrative expenses		(1,761)		(118)		(1,879)		(35)		(126)		(21)		(2,061)
Amortization of intangible assets		(73)		(8)		(81)		(19)		(5)		—		(105)
Exchange rate fluctuations		—		—		—		—		—		(852)		(852)
Others, net		36		14		50		3		23		5		81

Operating income of segment (1)	Rs.	6,540	Rs.	186	Rs.	6,726	Rs.	305	Rs.	180	Rs.	(346)	Rs.	6,865

Capital employed opening						59,835		3,094		5,659		36,661		105,249
Capital employed closing						61,575		2,961		5,363		40,216		110,115
Average capital employed						60,705		3,027		5,511		38,439		107,682
Return on capital Employed						44%		40%		—		—		26%

	Three months ended June 30, 2008 (Unaudited)
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Revenues	Rs.	44,604	Rs.	6,970	Rs.	51,574	Rs.	4,758	Rs.	3,291	Rs.	—	Rs.	59,623
Exchange rate fluctuations		(670)		(13)		(683)		(12)		(6)		701		—

Total revenues		43,934		6,957		50,891		4,746		3,285		701		59,623
Cost of revenues		(29,395)		(6,299)		(35,694)		(2,655)		(2,926)		(125)		(41,400)
Selling and marketing expenses		(2,885)		(264)		(3,149)		(1,156)		(92)		(36)		(4,433)
General and administrative expenses		(2,701)		(109)		(2,810)		(303)		(96)		(45)		(3,254)
Amortization of intangible assets		(167)		(4)		(171)		(42)		(14)		—		(227)
Exchange rate fluctuations		—		—		—		—		—		(689)		(689)
Others, net		35		24		59		15		50		8		132

Operating income of segment (1)	Rs.	8,821	Rs.	305	Rs.	9,126	Rs.	605	Rs.	207	Rs.	(186)	Rs.	9,752

Capital employed opening						99,673		19,308		6,990		48,219		174,190
Capital employed closing						95,397		19,212		9,285		58,511		182,405
Average capital employed						97,535		19,260		8,138		53,365		178,298
Return on capital Employed						37%		13%		—		—		22%

(1)(1)	Operating income of segments is after amortization of stock compensation expense arising from the grant of options:

	Three Months ended June 30,
Segments	2007		2008
	(unaudited)		(unaudited)
IT Services	Rs.	279	Rs.	287
IT Products		19		20
Consumer Care and Lighting		6		18
Others		3		3
Reconciling items		5		8
(2)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.
The Company has four geographic segments: India, the United States, Europe and Rest of the world.
Revenues from the geographic segments based on domicile of the customer are as follows:

	Three Months ended June 30,
	2007		2008
	(unaudited)		(unaudited)
India	Rs.	9,427	Rs.	11,964
United States		19,954		26,877
Europe		10,545		14,473
Rest of the world		1,906		6,309

	Rs.	41,832	Rs.	59,623

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,“could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward—looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company, headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     Our IT products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and the Middle East region.
     We also have a profitable presence in the markets for consumer products and lighting and infrastructure engineering.
     Until March 31, 2008, the Company was organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.
     In April 2008the Company re-organized its IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, the Company identified IT Services and IT Products as the new operating and reportable segments within its IT business. There is no change in the reportable segments for other businesses.
     Our revenue and net income for the three month periods ended June 30, 2007 and 2008 are provided below.

	Wipro Limited and subsidiaries
	Three months ended
	June 30,
	2007		2008		Year on Year Change
	(in millions except earnings per share data)
Revenue	Rs.	41,832	Rs.	59,623	43%
Cost of revenue		(29,269)		(41,400)	41%
Gross profit		12,563		18,223	45%
Gross margins		30.03%		30.56%	0.53%
Operating income		6,865		9,752	42%
Net income		7,105		8,139	15	%(1)
Earnings per share
Basic		4.90		5.60
Diluted		4.87		5.59

(1)	Our adjusted non-GAAP net income for the three months ended June 30, 2008 is Rs. 8,845 million, a growth of 24% over the three months period ended June 30, 2007. See discussion below,
     Our revenue and operating income by business segment expressed in terms of percentages are provided below for the three months ended June 30, 2007 and 2008:

	Three months ended June 30,
	2007	2008
	(In Percentage)
Revenue:
IT Services and Products
IT Services	75	74
IT Products	11	12
Total	86	86
Consumer Care and Lighting	5	8
Others	9	6
	100	100

Operating income:
IT Services and Products
IT Services	95	90
IT Products	3	3
Total	98	93
Consumer Care and Lighting	4	6
Others	(2)	1
	100	100
     The following table includes non-GAAP net income, excluding the impact of translating specific foreign currency borrowings and the impact of periodic fair value measurement of related floating-for-floating cross currency swaps used in combination to mitigate exchange fluctuations arising from translation of investments in foreign operations, (which did not qualify as hedging of net investment, under GAAP), and certain stock-based fringe benefit tax expense paid in India. This non GAAP net income is a measure defined by the Securities and Exchange Commission as a non-GAAP financial measure. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such non-GAAP measure should be carefully evaluated.
     A reconciliation of net income as reported and non-GAAP net income, excluding impact of currency translation on foreign currency loan, related floating-for-floating cross currency swaps and certain stock-based fringe benefit tax, is as follows:

	Three months ended June 30,
	2007		2008
Net Income as per GAAP	Rs.	7,105	Rs.	8,139
Adjustments:
Translation loss on a foreign currency loan and changes in fair value of floating-for-floating cross currency swap		—		660
Stock-based fringe benefit tax expense paid in India (1)		—		46

Adjusted Non-GAAP net income	Rs.	7,105	Rs.	8,845

(1)	relates to stock options granted prior to April 1, 2007, where application of GAAP results in a permanent mismatch between the fringe benefit tax expense recorded through the income statement and the related recovery of the fringe benefit tax from the employees by modifying the grants outstanding as of April 1,2007, which is recorded through equity.
     The Company believes that the presentation of this non-GAAP adjusted net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its net income. The Company believes that foreign currency borrowing in combination with related floating-for-floating cross currency swap are in substance economic hedges of net investment in foreign operations, though for GAAP reporting the impact of translation and fair value measurements are recorded in the income statement. In addition, our certain stock-based fringe benefit tax expense is fully reimbursed by our employees, but for GAAP reporting, the reimbursement is recorded in stockholders' equity. Therefore, making available an adjusted net income number that excludes the impact of these items from net income we believe provides useful supplemental information to both management and investors about our financial and business trends.

     For our internal budgeting process, our management also uses financial statements that do not include impact of periodic translation of such specific foreign currency borrowings and fair value re-measurement of related floating-for-floating cross currency swaps and certain stock-based fringe benefit tax expense. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
     A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measures and by providing a reconciliation to the corresponding GAAP measure.
Results of operations for the three months ended June 30, 2008 and 2007
•	Our total revenues increased by 43%, this was driven primarily by a 40%, 53%, 114% and 11% increase in revenue from our IT Services, IT Products, Consumer Care and Lighting and Others business segments respectively.
•	Our gross profit as percentage of our total revenue increased marginally by 53 basis points. This was primarily on account of a marginal increase in gross profit as a percentage of revenue from our IT services segment by 48 basis points and an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment from 34% for the three months ended June 30, 2007 to 44% for the three months ended June 30, 2008. This was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment from 12% for the three months ended June 30, 2007 to 9% for the three months ended June 30, 2008, and decline in gross profit as a percentage of revenue from our Others segment including reconciling items from 28% for the three months ended June 30, 2007 to 23% for the three months ended June 30, 2008.
•	The increase of Rs. 1,672 million or 61% in the Selling and marketing expenses was primarily on account of an increase in the selling and marketing expenses in our IT Services segment and Consumer Care and Lighting segment by Rs. 963 million and Rs. 763 million, respectively. This is partially offset by a decrease in the selling and marketing expenses of our Others segment, including reconciling items, by Rs. 57 million.
•	The increase of Rs. 1,194 million or 58% in the general and administrative expenses was primarily due to an increase in the general and administrative expenses of our IT Services segment by Rs. 940 million,and an increase in the general and administrative expenses of our Consumer Care and Lighting segment by Rs. 268 million.
•	As a result of the aforesaid factors, our operating income increased by 42%.
•	Our Other income, net, decreased from 991 million for the three months ended June 30, 2007 to Rs. (272) million for the three months ended June 30, 2008. The decrease in other income was primarily due to increase in interest expenses on account of the increase in average outstanding debt during the three months ended June 30, 2008. Further, decrease in other income was also on account of foreign exchange loss attributable to change in the fair value of cross currency swaps by Rs. 660 million. This was partially offset by an increase in income from investments in liquid and short-term mutual funds and dividend income.
•	Our income taxes increased by Rs. 597 million, from Rs. 839 million for the three months ended June 30, 2007 to Rs. 1,436 million for the three months ended June 30, 2008. Our effective tax rate increased from 13% for the three months ended June 30, 2007 to 15% for the three months ended June 30, 2008. Adjusted for tax writeback our effective tax rate increased from 12% for the three months ended June 30,2007 to 15% for the three months ended June 30,2008. The increase is primarily due to expiry of tax holiday period in respect of certain units and increase in the proportion of income subject to taxation in foreign jurisdictions.
•	Our equity in earnings of affiliates for the three months ended June 30, 2007 and 2008 was Rs. 87 million and Rs. 107 million, respectively. Equity in earnings of affiliates of Rs. 107 million for the three months ended June 30, 2008 comprises equity in earnings of Wipro GE. Equity in earnings of affiliates of Rs. 87 million for the three months ended June 30, 2007 consisted of equity in earnings of Wipro GE of Rs. 97 million and equity in loss of WM NetServ of Rs. 10 million.
•	As a result of the foregoing factors, net income increased by Rs. 1,034 million or 15%, from Rs. 7,105 million for the three months ended June 30, 2007 to Rs. 8,139 million for the three months ended June 30, 2008.

Segment Analysis
IT Services
     We provide IT Services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide business process outsourcing services, or BPO, services. Our services offerings within business process outsourcing area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes. Our IT Services segment accounted for 75% and 74% of our revenue for the three months ended June 30, 2007 and 2008. Our IT Services segment accounted for 95% and 90% of our operating income for the three months ended June 30, 2007 and 2008.

	Three months ended June 30,				Year on Year
	2007		2008		Change
Revenue	Rs.	31,460	Rs.	43,933	40%
Gross profit		10,260		14,539	42%
Selling and marketing expenses		(1,922)		(2,885)	50%
General and administrative expenses		(1,761)		(2,701)	53%
Amortization of intangibles		(73)		(167)	129%
Others, net		36		35	(3)%
Operating income		6,540		8,821	35%
Gross margin		32.61%		33.09%	0.48%
Operating margin		20.79%		20.08%	(0.71)%
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 32,027 million, Rs. 44,604 million for the three months ended June 30, 2007 and 2008 respectively.
Results of operations for the three months ended June 30, 2008 and 2007
•	Revenue from IT Services increased by 40%. The increase in revenue from IT services is driven by 47% increase in revenues from financial services, 27% increase in revenues from technology, media and telecom services, 36% increase in revenue from retail and transportation services, 48% increase in revenues from manufacturing and healthcare services and 32% increase in revenue from energy and utility services. In our IT Services segment, we added 31 new clients during the quarter ended June 30, 2008. The total number of clients that individually accounted for over US $1 million run rate in revenue increased from 295 as of June 30, 2007 to 404 as of June 30, 2008.
•	Our gross profit as a percentage of our revenue of our IT Services segment increased marginally by 48 basis points.
•	Selling and marketing expenses for our IT Services segment increased by 50%. This was primarily due to increase in the number of sales and marketing personnel for this business segment, increase in the compensation costs as part of our compensation review, compensation costs arising from the grant of additional stock options, and an increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.
•	General and administrative expenses for our IT Services business increased by 53%. This was primarily due to increase in the volume of operations. This increase is driven by increase in the support staff with the volume of operations, increase in the compensation costs as part of our compensation review, compensation costs arising from the grant of additional stock options.
•	As a result of the above, operating income of our IT Services increased by 35%.

IT Products
     We leverage our strong distribution channel to sell range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 11% and 12% of our revenue for the three months ended June 30, 2007 and 2008. Our IT Products segment accounted for 3% and 3% of our operating income for the three months ended June 30, 2007 and 2008.

	Three months ended June 30,				Year on Year
	2007		2008		Change
Revenue	Rs	4,552	Rs	6,957	53%
Gross profit		559		658	18%
Selling and marketing expenses		(261)		(264)	1%
General and administrative expenses		(118)		(109)	(8)%
Amortization of intangibles		(8)		(4)	(50)%
Others, net		14		24	(71)%
Operating income		186		305	65%
Gross margin		12.28%		9.46%	(2.82)%
Operating margin		4.06%		4.38%	0.32%
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 4,577 million, Rs. 6,970 million for the three months ended June 30, 2007 and 2008 respectively
Results of operations for the three months ended June 30, 2008 and 2007
•	Our revenue from the IT Products business grew by 53%. This increase is primarily due to 15% increase in the revenue from manufactured products and 78% increase in the revenue from traded products. The increase in revenue from traded products is primarily driven by 127% increase in revenue from the telecom sector and 63% increase in revenue from the financial sector.
•	Our gross profit as a percentage of our revenue of our IT products segment decreased by 282 basis points. This decline is primarily due to decrease in the gross margins as a percentage of revenues of the traded products from 16% for the three months ended June 30, 2007 to 11% for three months ended June 30, 2008. The decrease is primarily attributable to a change in strategy to enter into low margin contracts. This was partially offset by increase in the proportion of revenue from traded products, which typically have higher gross margin than manufactured products.
•	Our revenue from the IT Products business grew by 53%. This increase is primarily due to 15% increase in the revenue from manufactured products and 78% increase in the revenue from traded products.
•	Our selling, marketing and administrative expenses has not increased in line with growth in sales as a significant portion of these expenses is fixed in nature.
•	As a result of above the operating income of our IT products increased by 65%, or by 32 basis points.
Consumer Care and Lighting
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products in the Indian market. With the acquisitions of Unza group, we are increasing our presence in personal care products sector in South East Asia. Our Consumer Care and Lighting segment accounted for 5% and 8% of our revenue for the three months ended June 30, 2007 and 2008. Our Consumer Care and Lighting segment accounted for 4% and 6% of our operating income for the three months ended June 30, 2007 and 2008.

	Three months ended June 30,
	2007		2008		Year on Year Change
	(in millions)
Revenue	Rs.	2,221	Rs.	4,746	114%
Gross profit		749		2091	179%
Selling and marketing expenses		(393)		(1,156)	194%
General and administrative expenses		(35)		(303)	766%
Amortization of intangibles		(19)		(42)	121%
Others, net		3		15	400%
Operating income		305		605	98%
Gross margin		33.72%		44.06%	10.34%
Operating margin		13.73%		12.75%	(0.98)%
     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. In Unza, our strategy is to sustain and expand our market share in south-east Asia and introduce premium personal care products of Unza in Indian markets.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 2,221 million, Rs. 4,758 million for the three months ended June 30, 2007 and 2008 respectively.
Results of operations for the three months ended June 30, 2008 and 2007
•	Our Consumer Care and Lighting revenue increased by 114%. The increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products, increase in the prices of certain products and integration of Unza from August 2007, which contributed additional revenues of Rs. 1,972 million.
•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting revenue increased by 10.34%. This increase was primarily due to increase in the proportion of revenue from product range manufactured by Unza, which typically have higher gross margins.
•	Selling and marketing expenses for our Consumer Care and Lighting increased by 194%. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies and integration of our acquisition of Unza group from August 2007 which resulted in additional selling and marketing expenses of Rs. 629 million.
•	The increase in general and administrative expenses of our Consumer Care and Lighting segment is primarily attributable to integration of our acquisition of Unza group from August 2007 which resulted in additional general and administrative expenses of Rs. 245 million.
•	As a result of the above, operating income of our Consumer Care and Lighting increased by 98%.
Others, including reconciling items
Results of operations for the three months ended June 30, 2008 and 2007
•	Our revenue from Others, including reconciling items, increased by Rs. 387, or 11%, from Rs. 3,599 million for the three months ended June 30, 2007 to Rs. 3,986 million for the three months ended June 30, 2008. This increase was primarily driven by increase in the revenue from hydraulic cylinders.
•	Our gross profits as a percentage of our revenues from Others, including reconciling items, declined from 28% of revenue for the three months ended June 30, 2007 to 23% of revenue for the three months ended June 30, 2008. This decline is primarily due to increase in the cost of revenue on account of increase in the cost of raw materials and components and increase in the compensation costs as part of our compensation review. Reconciling items included fringe benefit tax payments of Rs. 41 million for the three months ended June 30, 2007 and Rs 85 million for the three months ended June 30, 2008.

•	Selling and marketing expenses for Others, including reconciling items, decreased from Rs. 185 million for the three months ended June 30, 2007 to Rs. 128 million for the three months ended June 30, 2008. This decrease was primarily due to use of premium distribution channels for deliveries in the previous year, which was substituted by economy distribution channels. Reconciling items included fringe benefit tax payments of Rs. 11 million for the three months ended June 30, 2007 and Rs. 29 million for the three months ended June 30, 2008.
•	As a result of the above, our operating income of Others, including reconciling items, increased from Rs. (166) million for the three months ended June 30, 2007 to Rs. 22 million for the three months ended June 30, 2008.
Stock Compensation
     As of June 30, 2008, 1,101,282 options are outstanding under our stock option plan and 19,089,182 options are outstanding under our restricted stock unit option plan. The compensation cost arising from such grants is being amortized over the relevant vesting period. As a result of the above, we have amortized stock compensation expenses of Rs. 312 million and Rs. 336 million for the three months ended June 30, 2007 and 2008 respectively.
     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Three months ended June 30,
	2007		2008
	(in millions)
Cost of revenue	Rs.	244	Rs.	264
Selling and marketing expenses		39		42
General and administrative expenses		29		30

	Rs.	312	Rs.	336

Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 126 million and Rs. 251 million for the three months ended June 30, 2007 and 2008, respectively.
     The marketing and customer related intangibles relating to Unza and Infocrossing acquisitions, respectively, have been determined on a preliminary basis. Further, we are in the process of determining components of marketing-related intangibles which have indefinite life, and those, which have determinable life. Based on our preliminary evaluations, we believe that a majority of the marketing-related intangibles amounting Rs. 4,873 million will have an indefinite useful life. Finalization of the purchase price allocation can result in changes to the amounts allocated to and the estimate of useful lives of marketing and customer related intangibles, including change in categorization of an asset as an indefinite life asset.

Foreign exchange gains / (losses), net
     Foreign exchange gains/(losses), net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within Other income, net); and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items. Changes in the fair value of derivative instruments which are economic hedges in respect of debt denominated in foreign currency are reported in other income, net.
Other Income, net
     Our other income, net includes interest income on liquid and short-term investments, interest and related expense on short-term borrowings from bank, short-term and long-term debt, dividend income, exchange differences arising from the translation or settlement of debt denominated in foreign currency and changes in fair value of related derivative instruments and realized gains/losses on the sale of investment securities.
Equity in Earnings/Losses of Affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
Income Taxes
     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under the Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Software Technology and Hardware Technology Parks and Special Economic Zones. We are currently also eligible for exemptions from other taxes, including customs duties.
     Software Technology and Hardware Technology Parks. An income tax deduction of 100 percent for profits derived from exporting information technology services for the first ten years from the commencement of provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2009. The Finance Act, 2008 has extended the availability of the ten year tax holiday by period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or ten years.
     Special Economic Zone. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
     As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.

     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, in June 2008 the second appellate authority upheld the claim of the Company for years ended March 31, 2001 and 2002. The income tax authorities have filed similar appeals for years ended March 31, 2003 and 2004 which are pending before the second appellate authority.
     Considering the facts and nature of disallowance and the order of the first appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favour and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand.
     Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B; consequently, we have calculated our domestic tax liability for fiscal 2008 after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT for fiscal 2008 and, accordingly, a deferred tax asset of Rs. 126 million has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.
     The Indian tax laws were amended to levy an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT on all stock options is assessed that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. We record the FBT liability for employee stock option at the time of exercise of employee stock options. The FBT liability is calculated based on intrinsic value of stock options at the date of vesting. The FBT and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
     The Indian tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employees. Pursuant to such, we have amended our stock option plans to recover the amount from the employees relating to employee stock options. For options granted prior to March 31, 2007, although the FBT expense will be recorded through our income statement, the corresponding recovery, which is directly linked to exercise of stock options, will be recorded as additional exercise price. The FBT liability for outstanding options as of June 30, 2008, is approximately Rs. 1,453 million.

Liquidity and Capital Resources
     The Company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 7, is summarized in the table below:

	Three months ended June 30,
	2007		2008		Change
Net cash provided by/(used in) continuing operations:
Operating activities	Rs	3,718	Rs.	9,937	6,219
Investing activities		4,402		(35,666)	(40,068)
Financing activities		(2,498)		4,403	6,901
Effect of exchange rate changes on cash and cash equivalent		(15)		405	420
Net change in cash and cash equivalents		5,623		(21,326)	(26,949)
     As of June 30, 2008, we had cash and cash equivalents of Rs. 18,348 million, investments in liquid and short-term mutual funds of Rs. 46,150 million and unused fund-based lines of credit in various currencies of approximately Rs. 16,786 million, from our bankers for working capital requirements. Additionally we also have non-fund based unused lines of credit in various currencies of approximately Rs. 3,298 million. To utilize these lines of credit we need to comply with certain financial covenants. As of June 30, 2008 we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and through bank debt as required.
     Cash provided by operating activities increased from Rs. 3,718 million for the three months ended June 30, 2007 to Rs. 9,937 million for the three months ended June 30, 2008. Our net income increased by Rs. 1,034 during the three month ended June 30, 2008 and our cash provided by operating activities increased by Rs. 6,219 million. This increase is primarily due to tax refund of Rs. 2,914 million received during the quarter ended June 30, 2008. In addition increase in the accounts payable and accrued expenses resulting from better management of payable terms and decrease in the outstanding days of our receivables in the IT Services business contributed to improvement in operating cash flows. This was partially offset by the increase in inventory of IT products business attributable to strategic procurement for servicing large contracts and mitigating impact of anticipated price increase.
     Cash used in investing activities for the three months ended June 30, 2008 was Rs. (35,666) million against Rs. 4,402 million in the three month ended June 30, 2007. Cash generated from operation and net proceeds from short-term borrowings/long-term debt were utilized for net purchase of investments to Rs. (31,184) million and purchase of property, plant and equipment amounting to Rs. (4,241) million which is primarily driven by the growth strategy of the Company.
     Cash provided by financing activities for the three month ended June 30, 2008 was Rs. 4,403 million against Rs. 2,498 million of cash used in financing activities in the three month ended June 30, 2007.
     We maintain debt/borrowing level that we establish through consideration of a number of factors including cash flow expectation, cash required for operations and investment plans. We continually monitor our funding requirement and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed.
     We have proposed to pay a cash dividend of Rs. 4 per share on our equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout (excluding corporate dividend tax) of approximately Rs. 5,846 million.
     As of June 30, 2008 we had contractual commitments of Rs. 4,595 million ($107 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined in the SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
Contractual Obligations
     As at June 30, 2008 we have further utilized our fund-based facilities to raise additional short-term borrowings and long-term debt of Rs. 4,280 million, our purchase obligation and non-cancelable operating lease obligation increased by Rs. 407 million and Rs. 857 million respectively and Capital commitments reduced by Rs. 2,631 million when compared to the obligations reported in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on May 30, 2008. There is no material change in the contractual obligation table relating to obligation under capital leases, estimated interest payment, other long-term liabilities and repayment schedule thereof during the quarter ended June 30, 2008.
     Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty is included as a purchase obligation.
     The amount of unrecognized tax benefits as of June 30, 2008 is Rs. 4,841 million. For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present.
Trend Information
     IT Services. The shift in role of Information and Technology (IT) from merely supporting business to transforming business, which is driving productivity gains and creating new business model has increased importance of IT. The increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Our gross profit as a percentage of revenues in IT Services for the quarter ended June 30, 2008 has improved marginally as compared to gross profit as a percentage of revenue for the quarter ended June 30, 2007. However, we anticipate difficulty in further improving our gross profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations;

•	Lower gross margins in our IT infrastructure management services.
     In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

     Our IT Services business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended June 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
     IT Products. In our IT Products business segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. Our gross margin in this business segment is also impacted by proportion of business from sale of traded and manufactured products.
     Our IT Products business segment is also subject to seasonal fluctuations. Our revenue in this business segment is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result revenue from our IT product business segment for the quarters ended March 31 and December 31 are typically higher than other quarters of the year.
     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Critical accounting policies
     Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment. For a description of our critical accounting policies and estimates, refer to our Annual Report on Form 20-F for the year ended March 31, 2008 as filed with the Securities and Exchange Commission (SEC) on May 30, 2008.
Item 3.  Quantitative and Qualitative Disclosure about Market Risk.
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument.  The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.  Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt.
     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency.  The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management.  Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee.  The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk.  Interest rate risk is the other component of our market risk.

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. Dollars, Euro and Pound Sterling, while a significant portion of our costs are in Indian Rupees. The exchange rate between the Rupee and Dollar, Euro and Pound Sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rupee against these currencies can adversely affect our results of operations.
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. See Note 12 of our Notes to the Unaudited Consolidated Financial Statements for information relating to outstanding derivative contracts as of June 30, 2008.
     All derivative instruments are recognized in the balance sheet and measured at fair value. Changes in fair value for foreign currency derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized in our consolidated income statement in the current period. In connection with cash flow hedges, we have recorded Rs. 350 million and Rs. 9,343 million of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at June 30, 2007 and 2008 respectively.
     As of June 30, 2008, Rs. 1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 2,604 million decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments.
     As of June 30, 2008, 1% movement in the exchange rate between U.S. Dollar and yen would result in approximately Rs. 150 million increase/decrease in the fair value of cross currency swaps.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities and floating rate debt, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. As of June 30, 2008, substantially all of our debt was subject to floating interest rate, which reset at short intervals. Further, a substantial portion of our long-term debt has been contract recently. Accordingly, carrying value of such debt approximates fair values. If interest rates were to increase by 100 bps from June 30, 2008, an additional annual interest expenses on our floating rate debt would amount to approximately Rs. 491 million on a pre-tax basis.
     Fair value.  The fair value of our market rate risk sensitive instruments, other than derivative instruments, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of June 30, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
Change in internal controls.
     During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings.
     Income Taxes. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 million (including interest of Rs. 1,503 million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, in June 2008 the second appellate authority upheld the claim of the Company for years ended March 31, 2001 and 2002. The income tax authorities have filed similar appeals for years ended March 31, 2003 and 2004 which are pending before the second appellate authority.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.
Item 1A. Risk Factors.
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 have not materially changed other than as set forth below:
     Currency exchange rate fluctuations in various currencies in which we do business, could negatively impact our revenue and operating results.
     Our IT Services business is approximately 74% of our revenues. Revenues from this business are derived in major currencies of the world while a significant portion of its costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. During quarter ended June 2008, the Indian rupee depreciated significantly against the U.S. Dollars. Depreciation of the rupee against the major currencies of the world can affect our revenues and competitive positioning. We also enter into foreign currency derivative contracts to minimize the impact of foreign currency fluctuations; sustained rupee depreciation will negatively impact our revenue and operating results in the short-run.
     A significant portion of our debt is in various foreign currencies. We also undertake hedging strategy to mitigate exposure of exchange rate risk relating to foreign currency borrowing including entering into cross currency swaps. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Volatility in exchange rate movement and/or rupee depreciation may negatively impact our operating results.
     A substantial portion of our revenues is derived from clients based in the U.S. or Europe and from certain specific industries. Economic slowdown in the U.S. or Europe which impacts the economic health of companies in the U.S. or Europe or any particular industry we address would adversely impact our revenues and profitability.
     We derive approximately 60% of our IT Services revenues from United States and 27% of our IT Services revenues from Europe. If the United States or the European economy weakens on account of an economic slowdown, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability. U.S. economy grew at a tepid pace of 1.9% during the quarter ended June 2008.
     Further, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. For instance we derive about 25% of our revenues in Global IT Services and Products from clients in financial services sector. The recent crisis in the mortgage-backed securities markets has impacted companies in the financial services sector, which could result in reduction or postponement of their IT spends and thus may adversely affect our business.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Defaults Upon Senior Securities.
     None
Item 4. Submission of Matters to a Vote of Security Holders.
     Passing of Resolution By Way of Postal Ballot
     The Company proposed to amend the Objects Clause of its Memorandum of Association by inserting certain additional clauses to enable the Company to carry on the business of ethanol and alternate energy business including wind energy and also an expanded coverage for carrying out end to end mechanical engineering activity for Water treatment solutions, various related water businesses and the business of alternate energy resources.
     Secondly, the increasing business operations and future growth plans of the Company necessitate restructuring of the borrowing by way of secured/unsecured borrowing. To enable the Company to avail borrowing which are secured in future, or to convert existing unsecured borrowing from time to time into secured borrowing, the Company proposed to pass an enabling resolution to make such secured loans to be secured by suitable mortgage or charge or lien on all or any of the movable and/or immovable properties of the Company in such form, manner and ranking as may be determined, from time to time, in consultation with the lender(s). The mortgage and/or charge by the Company of its movable and/or immovable properties and/or the whole or any part of the undertaking(s) of the Company in favour of the lenders/agent(s)/trustees, with a power to take over the management of the business and concern of the Company in certain events of default by the Company, may be regarded as disposal of the Company’s undertaking(s) within the meaning of Section 293(1)(a) of the Companies Act, 1956 and the shareholders approval would be required to be taken through Postal Ballot under Section 293(1)(a) of the Companies Act, 1956 within the aggregate borrowing limit of paid-up capital plus free reserves as per Section 293(1)(d) of the Companies Act, 1956.
     For this purpose, as per Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the consent of the shareholders was obtained by means of Postal Ballot. The summary of results which was announced by way of display in our website on June 25, 2008 is appended below for reference. The matters to be voted upon through postal ballot were notified to the shareholders on record.

     Summary of the results on the Postal Ballot Forms with respect to ResolutionNo.1 (Inclusion of Additional Objects in the Objects Clause of the Memorandum of Association of the Company – Special Resolution)

			% of total paid -up
	No. of Postal		equity capital as on
Particulars	Ballot Forms	No. of Shares	May 2, 2008
(a) Total postal ballot forms received	6,060	1,199,266,420	82.050%
(b) Less: Invalid postal ballot forms (as per register)	552	1,446,825	0.099%
(c) Net valid postal ballot forms (as per register)	5,508	1,183,282,525	80.956%
(d) Postal ballot forms with assent for the Resolution No. 1 (as a percentage of net valid shares polled )	5,430	1,183,206,754	99.994%
(e) Postal ballot forms with dissent for the Resolution No. 1 as a percentage of net valid shares polled ( includes one case where votes were cast both for and against)	79	75,771	0.006%
(f) No. of shares for which no votes cast	—	14,537,070	0.995%
     Summary of the results on the Postal Ballot Forms with respect to ResolutionNo.2 (Approval for Creation of Charges, etc for Secured Borrowings – Ordinary Resolution)

			% of total paid -up
	No. of Postal		equity capital as on
Particulars	Ballot Forms	No. of Shares	May 2, 2008
(a) Total postal ballot forms received	6,060	1,199,266,420	82.050%
(b) Less: Invalid postal ballot forms (as per register)	906	1,551,781	0.106%
(c) Net valid postal ballot forms (as per register)	5,154	1,183,177,691	80.949%
(d) Postal ballot forms with assent for the Resolution No. 2 (as a percentage of net valid shares polled )	5,006	1,183,030,460	99.988%
(e) Postal ballot forms with dissent for the Resolution No. 2 (as a percentage of net valid shares polled) (includes one case where votes were cast both for and against)	149	147,231	0.012%
(f) No. of shares for which no votes cast	—	14,536,948	0.995%
Item 5. Other Information
     None

Item 6. Exhibits.

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2008.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: August 14, 2008	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2008.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.